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FOR IMMEDIATE RELEASE                                               Exhibit 99.7

Contact:
Kevin McGrath                                        Barry Sloane
Cameron Associates, Inc.                             Chairman of the Board & CEO
212-245-8800                                         Newtek Capital, Inc.
Kevin@cameronassoc.com                               212-826-9022
                                                     bsloane@newtekcapital.com

NEWTEK CAPITAL INVESTS $1.95 MILLION AND TAKES MAJOR STAKE IN HARVEST STRATEGIES
- FULL SERVICE BUSINESS DEVELOPMENT AND MANAGEMENT FIRM


New York, NY, Aug 6, 2001 - Newtek Capital, Inc. (AMEX: NKC), a specialist in acquiring, developing and operating early stage high growth businesses, today announced its investment in Harvest Strategies, LLC, a provider of management and technology consulting services and solutions to small and medium sized businesses. Harvest will be the business development resource for Newtek Capital's partner companies and is focused on becoming the premier business development organization to the small and medium sized business market in the United States. Harvest offers a suite of business development tools to startup and early stage businesses that allow them to achieve maximum profitability through strategic plan development and implementation. Craig Brunet, the Chairman of Harvest and developer of the Harvest concept, has extensive business development experience in a wide variety of industries, in companies at various stages of development. The $1.95 million investment, in debt and equity, was made through Newtek's New York-based certified capital company ("CAPCO"). Harvest is headquartered in East Meadow, New York.

Harvest offers a wide variety of business development services that include global sales and marketing strategy formulation and implementation, financial services and internal control analysis and information technology consulting in the areas of operations and systems management.

Harvest's marketing efforts are focused on strategic relationships with product and service providers that share the same startup and early stage target markets. The Company's target is small businesses that the SBA (Small Business Administration) defines as under $10 million in sales and under 100 employees. This underserved and underdeveloped market is left largely untouched by the EDS's, Accenture's and large consulting management firms, who are focused on Fortune 1000 companies. Barry Sloane, Chairman and CEO of Newtek, stated; "Providing sophisticated solutions and management infrastructure to small businesses is our goal at Newtek and through Harvest Strategies we have the personnel and experience to build a first class Business Development and Management company for small businesses across the United States."

Craig Brunet, Chairman and Managing Partner of Harvest, began his career at South Central Bell Telephone Company working as a Marketing Manager responsible for financial performance of the Company's service and product offerings. He was the chief staff person responsible for marketing and sales policy for South Central Bell in Louisiana. In 1978, he became Sales Vice President for AT&T Information Systems in Tennessee and in 1983 Mr. Brunet was promoted to AT&T Corporate as Division Manager Employee Relations responsible for human resource planning in a post deregulated environment. In 1984, Mr. Brunet was given the role as Director of Strategic Planning for AT&T. Here he managed all special development and modifications to standard AT&T products to include non-standard pricing, terms and conditions, FCC Tariffs, as well as joint venture and/or
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integration requirements for the top 50 AT&T accounts.  He also was responsible for all AT&T bids over $20 million in annual revenue or $100 million in capital funding.

In 1989, Mr. Brunet was recruited by Entergy Corporation to become Executive Vice President accountable for managing and directing the overall Entergy System retail and wholesale marketing effort including strategy development, policy preparation and administration, market development and market analysis and research. During his tenure with Entergy he served as Chairman of the Strategic Planning Committee of EPRI and served on the Board of Directors of Entergy Enterprises guiding decisions on unregulated activities including strategic acquisition of generation and distribution assets domestically and internationally.

More recently, Mr. Brunet was Chairman, CEO and President of First Pacific Networks, a leader in the initial development and deployment of broadband technologies in the United States and Europe. He led the Company from its early beginnings in 1991 as a Board Member and strategic investor through the Company's initial public and secondary offerings. Strategic partnerships and joint ventures with Entergy Corp., Southern Company, Raytheon, Ericsson, General Dynamics, GTE, US West, TCI, Telewest, Sanyo and Fujitsu were developed under Craig's tenure. During this period he was also Chairman of the Board of Credit Depot Corporation, a publicly traded multi-state mortgage company and served as Chairman of both the Audit Committee and Compensation Committee.

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 28 companies, 11 majority-owned or primarily controlled partner companies and investments in 17 other businesses. Newtek currently anticipates continuing its current pace of two to three strategic investments per quarter. Newtek's portfolio of partner companies includes Transworld Business Brokers, Direct Creations, Starphire Technologies, NicheDirectories, Group Management Technologies, AIDA Corp and Merchant Data Systems. Newtek operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas. Newtek has offices in New York City, East Meadow, NY, Miami, FL, Mequon, WI, New Orleans, LA and Buffalo, NY.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.